3DICON CORPORATION

INDEPENDENT CONSULTANT AGREEMENT WITH

CONCORDIA FINANCIAL GROUP

This Agreement is entered in Tulsa, Oklahoma, on this 7th day of August, 2007, (the "Effective Date") by and between 3DIcon Corporation, an Oklahoma corporation ("Company") and Concordia Financial Group, Inc., a Pennsylvania corporation, which is wholly owned by Kenneth W. Evans, Jr. (hereinafter collectively "Consultant").

RECITALS

1 Consultant has performed services for Company as an independent financial consultant since November 16, 2005, under an oral agreement;

2. Company and Consultant desire to memorialize the terms and conditions of the agreement under which they have been operating by means of this agreement (the "Agreement"); and

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals, the retention of Consultant by Company and other good and valuable consideration, Consultant and Company agree as follows:

1. Services; Compensation; Expenses.

   a. Company hereby retains Consultant to perform such services as are from time to time during the term of this Agreement requested in writing by Company and accepted by Consultant (these services are referenced herein as the "Project", whether one or more). Consultant will assist Company by reviewing and evaluating Company's plans, personnel, board composition, technology, development of business models, building financial models for projections, developing materials to describe Company from time to time, advising with respect to the management team, assisting Company in the development of near- and long-term budgets and marketing strategies and plans and assisting in presentations related to the above services (the "Business Strategy Consulting Services"). In addition, from time to time Consultant's duties may include assisting and advising Company in regard to the financial terms in its negotiations with capital sources, and advising with respect to effective registration of offerings of Company securities and listing

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of Company on the OTC Bulletin Board (the "Services Related to Offer or Sale of Securities").

b. For the timely and complete performance of the services under this Agreement including the Business Strategy Consulting Services and the Services Related to Offer or Sale of Securities, Consultant shall be compensated as follows:

(1) A fee of $24,820.00 on or before August 31, 2007;
(2) A fee of $24,820.00 on or before September 30, 2007;
(3) A fee of $24,820.00 on or before October 31, 2007;

c. As additional consideration foe the Business Strategy Consulting Services, Company shall grant to Consultant Options to purchase Company stock, for an exercise price of $.05/share as follows:

(a) Between January 1 and March 31, 2007, the option to purchase 2.5 million shares of Company's stock; and
(b) Between June 1 and October 31, 2007, the option to purchase 2.5 million shares of Company's stock.

Company makes no representations regarding the stock to be issued pursuant to this Agreement, except that said shares shall be non-assessable. Company gives no registration rights to Consultant as a part of this Agreement.

d. Upon receipt of an invoice from Consultant, Company shall reimburse Consultant for all reasonable travel expenses incurred by Consultant at the express request of Company and all direct expenses approved in writing in advance by Company, reasonable in amount and necessary for the performance of the Project.

2. <u>Term and Termination.</u>

a. The term of this Agreement commenced on the Effective Date and shall terminate on October 31, 2007 (the "Term"). It may only be renewed or extended thereafter by means of a writing executed by Consultant and Company.

b. Either party may terminate this Agreement at any time during the Term upon thirty (30) days advance written notice, with or without cause. Unless the Company terminates this Agreement for cause, Consultant shall be entitled to the compensation set forth under section 1(b) and (c) despite the termination of this Agreement by Company. If this Agreement is terminated by Consultant for any reason before the end of the term, Consultant shall be entitled hereunder only to the compensation due to Consultant as of the date of termination.

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c. Either party may terminate this Agreement at any time during the Term, without advance written notice, for cause. "Cause" shall include without limitation the breach of a material term of this Agreement, the conviction of a felony or any crime involving moral turpitude, or the negligent performance of the Project.

d. If Consultant continues to operate under this Agreement, with Company's assent, after the expiration of the Term, the Term shall be extended on a month to month basis until terminated by either party upon thirty (30) days advance written notice, with or without cause.

3. Exclusivity.

a. Company acknowledges that Consultant provides similar services to other clients and shall continue to do so during the term of this Agreement.

b. Consultant covenants that, during the term of this Agreement and for a period of one year thereafter, except in the instance of a subsequent contract with Company, Consultant shall not render services similar to those enumerated herein to other clients in the fields of three dimensional image capture, transmission or display.

4. Independent Contractor Status.

a. This Agreement does not create, and Company and Consultant stipulate and agree that this Agreement shall not be construed to create, any agency relationship, employer/employee relationship, or master/servant relationship between Company and Consultant. Consultant, in the course and scope of its services under this Agreement, is contemplated and stipulated to be an independent consultant for any and all purposes.

b. As an independent consultant, Consultant is responsible for the end product requested by Company. Company shall not direct or control the specific means or method of performance.

c. Consultant represents that it is an independent business providing contract services. As the operator of an independent business, Consultant is required to withhold and pay all types of Federal, state and local taxes on all payments made by Company to Consultant for the performance of Consultant's services by Consultant's employees and is solely responsible for compensating its' independent contractors. Consultant acknowledges that Company is NOT

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withholding or paying any Federal, state or local employment or other taxes on any payments made by Company to or for Consultant for the performance of Consultant's services.

d. As an independent consultant: (i) Consultant shall not be entitled to: (a) Benefits or Coverage under any policy of insurance now or hereafter carried by Company, including, but not limited to Worker's compensation, unemployment compensation, Health, Disability, Life or Automobile Insurance, if any; or (b) except as expressly provided in a written agreement with Company, participate in, or receive, benefits under any Company compensation, deferred compensation, stock option, profit sharing, severance or other benefit available to employees of Company; and (ii) Consultant is not an employee of Company, for any purpose, including, but not limited to coverage under any applicable labor, employment or workers' compensation law, regulation or statute.

e. Consultant shall not have the authority to speak for Company without the express advance written consent of Company.

f. Consultant shall not have the authority to enter any agreement on behalf of Company, or to otherwise bind Company to any obligation whatsoever. Consultant shall only have the authority to incur any expense on behalf of Company with the express prior written direction of Company to do so.

4. <u>Nondisclosure of Confidential Information</u>. Except as required by law or judicial order, Consultant will not disclose any confidential information to anyone who is not an authorized employee, officer or director of Company, or representative designated in writing by Company, nor use such confidential information other than for Company business, either during the period for which Consultant is retained or at any time thereafter, without Company's prior express written permission. All information concerning Company and its projects is confidential and proprietary unless Company has made the information public, or the information has otherwise become generally known to the public. All such information, reports, data and property concerning Company projects is the property of Company. Consultant shall execute such additional agreements as Company may from time to time request to protect Company's rights in respect to its proprietary information and assets and its business.

5. <u>Indemnification</u>. Consultant hereby agrees to defend, indemnify, and hold Company, its employees, officers, directors, shareholders, attorneys and agents (collectively referenced as "Company Covered Persons") harmless from and against any and all damages, expenses (including attorney fees, expert witness fees and other cost of litigation), liabilities, claims and causes

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of action arising from sickness, injuries or damage to, or death, of any person (including third parties, Consultant, Consultant's employees and agents) or damage to, or loss of any property related to, or caused by, any act or omission of Consultant or his employee(s). Consultant further agrees to defend, indemnify, and hold Company harmless from and against any and all damages, expenses (including attorney fees), liabilities, claims, assessments, or taxes by any governmental or other agency arising out of or related to the services of Consultant or his employee(s) to Company under this Agreement.

6. Company's Remedies. Consultant acknowledges that the restrictions contained in this Agreement are a reasonable and necessary protection of the legitimate interests of Company, that any violation of these restrictions will cause immediate and irreparable injury, loss and damage to Company for which an adequate remedy at law is not available, and additionally that such a violation would place Company at severe competitive disadvantage, that Company would not have entered into or continued the retention of Consultant without receiving the additional consideration offered by Consultant in binding himself to these restrictions. In the event of any violation of these restrictions, Company shall be entitled to preliminary and permanent injunctive relief against Consultant, and any entity in which Consultant is in any way involved, in addition to any other legal or equitable remedies available to Company, including the payment of Company's attorney's fees and costs if it is required to enforce any of the provisions herein. This right to injunctive relief shall not be restricted by the arbitration provision set forth below. Consultant waives the filing or posting of any bond which may otherwise be required on connection with any Decree ordering injunctive relief to Company.

7. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be severable from the remainder of this Agreement. In lieu thereof, there shall be added a provision as similar in terms to the removed provision as may be possible and be legal, valid and enforceable.

8. Applicable Law; Venue and Jurisdiction. This Agreement shall be interpreted and enforced in accordance with laws of the State of Oklahoma, without regard to conflict of laws considerations. The parties agree that venue of any action or arbitration filed in respect to this Agreement will lie exclusively in federal and state courts sitting in Tulsa, Oklahoma without regard to the jurisdiction, venue or forum in which such action may be brought under the laws of any other state.

9. Mandatory Arbitration. Any claim, dispute, or controversy arising out of or relating to this Agreement or the services performed under this

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Agreement shall be submitted to mandatory, binding arbitration to be conducted under the commercial arbitration rules of the American Arbitration Association. The arbitration shall be held before a single arbitrator in Tulsa, Oklahoma within ninety (90) days from the date of submission of the claim, dispute or controversy from one party to the other, or at such time as the parties mutually agree upon in writing. Any ruling, judgment, decision or award shall be final and binding upon the parties and may be entered and enforced as a final judgment by any court of competent jurisdiction. This provision shall not bar the prosecution of an action for injunctive relief by Company to enforce its rights under any covenant herein.

10. **Assignment of Rights/Duties**. This Agreement and the rights, interests, obligations and duties hereunder are personal to Consultant and may only be performed by, or at the direction of, Kenneth W. Evans. This Agreement is intended to benefit and may be enforced by the successors or assigns of Company.

11. **Enforcement/Costs**. Consultant shall be responsible for ensuring the performance of his employees under this Agreement, and shall indemnify, defend and hold harmless Company and its affiliates, directors, shareholders, employees and representatives from any loss, claim or detriment incurred by any of them for breach of the terms hereof by any such employee of Consultant. In any action or arbitration by Company or Consultant for breach or enforcement of the terms of this Agreement, the prevailing party shall be entitled to its recover of its reasonable attorneys' fees, expert witness fees and other costs incurred from the other party. The arbitrator shall have the authority to make the award of attorneys' fees and costs.

11. **Entire Agreement**. This Agreement constitutes the entire agreement between Company and Consultant and supersedes all other oral or written communications, representations, understandings, undertakings or agreements between Consultant and by Company and may be amended only by a writing executed by Company and Consultant.

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IN WITNESS WHEREOF, Company and Consultant have executed this Agreement, intending for its terms to be in effect from the Effective Date, on the dates below the parties' respective signatures to this Agreement

3DIcon Corporation ("COMPANY")

By: Martin Keating
Martin Keating, Chairman and CEO

Date: AUGUST 7, 2007

Concordia Financial Group, Inc.
("CONSULTANT")

By: [signature]
Kenneth W. Evans, Jr.,
Managing Director

Date: 8/7/07

Tax ID # 23 2812734

Phone: 215-561-4454
Address: 1601 MARKET ST. 16th FL.
PHILADELPHIA, PA 19103

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TOTAL P.07